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THE HARTFORD

February 9, 2011

VIA EDGAR AND ELECTRONIC MAIL

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

RE:	Hartford Life Insurance Company Separate Account Eleven (“Registrant”)
Registration No. 333-72042; and 811-10559

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), Registrant is herewith electronically filing Post-Effective Amendment No. 39 to the above-referenced Registration Statement.  In addition to one unmarked copy, we are providing one copy of the prospectus and SAI, marked to show all of the changes, except fund changes from the last Post-Effective Amendment No. 29, which was effective on May 3, 2010.

This post-effective amendment is a prototype registration statement (the “Prototype”) filed in conjunction with our draft letter dated April         , 2011 requesting permission pursuant to Rule 485(b)(1)(vii) to file post-effective amendment to Registration Statement No. 333-151805 on Form N-4 (the “Replicated Registration Statement”).  The Hartford believes that the revisions, to be reviewed by the staff for the Prototype will be “substantially identical” to revisions for the Replicated Registration Statement.

The purpose of the Prototype is to reflect a change in the disclosure regarding how the annual maintenance fee will be determined.  The maximum annual maintenance fee will continue to be $30; however, the fee may fluctuate from zero to $20 depending on the average of all Participants’ Account value under the Plan’s Contract as of the last Valuation Day of the prior year.

Pursuant to Investment Company Act Release No. 13768 (February 15, 1984), we respectfully request selective review of the above-referenced 485APOS filing.

Please note that all financial statements and required exhibits not included in the registration statement will be filed by amendment.

Thank you for your consideration in this matter.  Please call me at (860) 843-5283 if you have any questions with respect to this request.

Very truly yours,

/s/ Sadie R. Gordon

Sadie R. Gordon
Counsel

cc:	Michael Kosoff (SEC)
Christopher M. Grinnell (Hartford)